

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 JUL 31 P 2:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# FAX-ÜBERMITTLUNG/TRANSMISSION

| Absender/From | | Empfänger/To | |
|---|---|---|---|
| Firma | Erste Bank | Firma | SEC |
| Abteilung/Firma dept. | Investor Relations | Abteilung/Firma dept. | Office of International Corporate Finance |
| Mitarbeiter/ attn. | | Mitarbeiter/ attn. | Paul Dudek |
| Telefon | +43 (0)5 0100 - 17693 | Fax | +1 202 772 9207 |
| Fax | 050100 9 - 13112 | | |
| E-Mail | investor.relations@erstebank.at | | |

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this.

SUPPL

**Nachricht/Message**

**Erste Bank, Commission file no. 82-5066**
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

06015594

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Datum/Date: **31.07.2006**

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# INVESTOR INFORMATION

Vienna, 31 July 2006

## Erste Bank strongly boosts first-half earnings

**FINANCIAL HIGHLIGHTS[1]:**

- **Net interest income** rose from EUR 1,369.5 million to **EUR 1,481.8 million (up 8.2%*)**
- **Net commission income** grew from EUR 617.0 million to **EUR 697.7 million (up 13.1%)**
- **Operating income** increased from EUR 2,118.6 million to **EUR 2,330.7 million (up 10.0%)**
- **General administrative expenses** went up from EUR 1,323.1 million to **EUR 1,404.9 million (by 6.2%)**
- **Operating result** improved from EUR 795.5 million to **EUR 925.8 million (up 16.4%)**
- **Pre-tax result** climbed from EUR 576.2 million to **EUR 706.6 million (up 22.6%)**
- **Net profit after taxes and minorities** advanced from EUR 335.7 million to **EUR 448.7 million (up 33.7%)**
- The **cost/income ratio** improved from 61.8% in the 2005 financial year to 60.3% in the first half of 2006
- **Return on equity** in the first half of 2006 (after the capital increase) was 13.9% compared to 19.0% in the full year 2005
- **Total assets** expanded from EUR 152.7 billion at end-2005 to EUR 160.2 billion (up 5.0%).
- **Earnings per share** rose from EUR 1.40 to EUR 1.52.
- The **Tier 1 capital ratio** at 30 June 2006 was **9.8%** (versus 6.8% at the end of 2005) and the **solvency ratio** was **13.5%** (compared to 11.0% at end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the six months ended 30 June 2005 unless stated otherwise.

### Summary of business performance

In the first six months of 2006 Erste Bank posted net income of EUR 448.7 million, up 33.7% on the same period last year. "With our excellent first-half results we have reached another milestone on our impressive growth path," commented Andreas Treichl, CEO of Erste Bank. "The significance of our 15 million strong retail customer base was highlighted in times of increased capital markets volatility. They enable us to comfortably compensate for any shortfalls in trading income with gains in net interest and net commission income. In addition an improvement in the interest rate environment and the imminent completion of the BCR acquisition make us highly confident about the second half of 2006", Treichl added.

[1] Erste Bank Serbia has been included in Erste Bank's consolidated financial statements since 9 August 2005 (the acquisition's closing date). Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) – must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website (erstebank).



Total operating income grew by 10.0% to EUR 2,330.7 million, despite a market-induced lower net trading result. This was significantly ahead of the growth in general administrative expenses, which were up by 6.2% to EUR 1,404.9 million. This led to an operating result of EUR 925.8 million (up 16.4% from the first half of the previous year). The cost/income ratio improved from 61.8% for the full year 2005 to 60.3% in the reporting period.

As was expected, the successful capital increase of EUR 2.9 billion in the first quarter caused return on equity to decrease from 19.0% in the 2005 financial year to 13.9%. In the first half of 2006, total assets of the Erste Bank grew by 5.0% to EUR 160.2 billion.

**Market entry – Ukraine**

On 28 July 2006 Erste Bank announced the extension of its successful retail business model into the Ukraine. Following detailed market analysis Erste Bank signed a share purchase agreement for a majority (50.5%) stake in Bank Prestige, valued at EUR 27.7 million[2] or a price/book multiple of 1.18.

Bank Prestige was established in December 2005 by a group of Ukrainian entrepreneurs with a well-established track record in the Ukrainian banking sector, and swiftly positioned itself as a very promising player in the local banking market. To date Bank Prestige has been 100% owned by its founders. The bank employs some 100 staff and its shareholders' equity amounts to EUR 46.5 million. As of 30 June 2006 total assets amounted to EUR 99.1 million.

"This deal combines unparalleled local expertise with international experience and gives Erste Bank an early foothold in one of the most promising banking markets in Central and Eastern Europe" said Andreas Treichl, CEO of Erste Bank." So far Erste Bank has successfully acquired 10 banks in Central and Eastern Europe in various privatisation processes. With the entry into the Ukrainian market we aim to prove that we can not only restructure but also establish branch networks".

Erste Bank is convinced that the market entry with highly experienced partners is the most suitable for the Ukrainian market, particularly in light of future capital expenditure requirements as well as earnings potential. In addition, this move allows Erste Bank to better service its existing clients with business interests in the Ukrainian growth market.

**Outlook**

Erste Bank reaffirms its group financial targets announced at the acquisition of Romania's largest bank, Banca Comerciala Romana (the transaction is expected to close in September 2006). For the period from 2005 to 2009, Erste Bank's management forecasts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the sharp rise of almost 70% in equity capital resulting from Erste Bank's capital increase at the start of 2006, return on equity will decrease in this financial year. However, it should then advance again, to between 18% and 20% in 2009. For 2006 the management expects an increase of more than 20% in net profit after minority interests, excluding any contributionfrom BCR.

[2] UAH/EUR exchange rate as per 28 July 2006: 1 EUR = UAH 6.4322.



## I. FINANCIAL RESULTS IN DETAIL

| *in EUR million* | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Net interest income | 1,481.8 | 1,369.5 | 8.2 |
| Risk provisions for loans and advances | -218.3 | -209.9 | 4.0 |
| Net commission income | 697.7 | 617.0 | 13.1 |
| Net trading result | 136.2 | 105.2 | 29.5 |
| General administrative expenses | -1,404.9 | -1,323.1 | 6.2 |
| Insurance business | 15.0 | 26.9 | -44.2 |
| Other operating result | -0.9 | -9.4 | 90.4 |
| **Pre-tax profit** | **706.6** | **576.2** | **22.6** |
| **Net profit after minority interests** | **448.7** | **335.7** | **33.7** |

### Net interest income

The first half of 2006 was characterised by an upward trend in interest rates and strong loan growth, particularly in the retail segment. At the central and east European subsidiaries, for example, loan volumes rose by 11.2% compared to year-end 2005.

Net interest income increased by 8.2% from EUR 1,369.5 million one year earlier to EUR 1,481.8 million, a further acceleration of growth compared to the first quarter. Improvements were registered across virtually the entire group. Only the Haftungsverbund (cross-guarantee system) savings banks recorded a small decline.

The net interest margin was stable in the first six months at 2.07% compared to the full year 2005, both in Austria (at about 1.6%) and in Central and Eastern Europe (at approximately 3.5%).

### Net commission income

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Lending business | 91.5 | 95.4 | -4.1 |
| Payment transfers | 253.3 | 231.7 | 9.3 |
| Securities transactions | 237.8 | 175.4 | 35.6 |
| Investment fund transactions | 110.1 | 71.4 | 54.2 |
| Custodial fees | 26.6 | 24.5 | 8.6 |
| Brokerage | 101.1 | 79.5 | 27.2 |
| Insurance business | 35.3 | 38.0 | -7.1 |
| Building society brokerage | 15.5 | 15.8 | -1.9 |
| Foreign exchange transactions | 18.7 | 18.9 | -1.1 |
| Other | 45.6 | 41.8 | 9.1 |
| **Total** | **697.7** | **617.0** | **13.1** |

A sustained positive development was also seen in net commission income, which rose by 13.1% from EUR 617.0 million to EUR 697.7 million.



The main driver of this growth was the securities business, where income expanded by 35.6% to EUR 237.8 million; income from payments services also rose, increasing by 9.3% to EUR 253.3 million.

In Central and Eastern Europe commission income from lending business trailed the figures recorded in the same period last year, mainly due to a change in accruals policy in the fourth quarter of 2005.

Overall, the increase in Austria (including the International Business and Corporate Centre segments), at 14.5%, was higher than that in Central and Eastern Europe, at 10.7%.

**Trading result**

As was foreseen, the sharp deterioration in market conditions during the second quarter of 2006 meant that the first quarter's extremely high net trading result could not be sustained. Nevertheless, in the comparison of the first six months of 2006 with the first half of 2005, the excellent showing in this year's first quarter still resulted in an unusually strong increase of 29.5% to EUR 136.2 million, due mainly to foreign exchange transaction income. The securities and derivatives business saw a dip because of the negative market environment during the second quarter of 2006.

**Insurance business**

A significant drop of 44.2% from EUR 26.9 million to EUR 15.0 million occurred in profits from insurance business. This is explained by the negative effect of rising interest rates on unrealised and realised valuation results. In addition, the insurance business had posted unusually positive results in the second quarter last year, making a repeat performance, especially against the backdrop of a more challenging market environment unlikely.

**General administrative expenses**

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 822.7 | 761.4 | 8.1 |
| Other administrative expenses | 413.7 | 394.4 | 4.9 |
| Subtotal | 1,236.4 | 1,155.8 | 7.0 |
| Depreciation and amortisation | 168.5 | 167.3 | 0.7 |
| **Total** | **1,404.9** | **1,323.1** | **6.2** |

Total general administrative expenses rose by 6.2% in the first half of the year, to EUR 1,404.9 million from EUR 1,323.1 million. The increase in Central and Eastern Europe was 12.8%, mainly as a consequence of exchange rate movements and the first-time consolidation of Erste Bank Serbia, where restructuring costs figured prominently. Excluding these two factors, growth in Central and Eastern Europe amounted to only 6.6%.



**General administrative expenses – Austria (inc. Corporate Center and International Business)**

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 584.8 | 553.8 | 5.6 |
| Other administrative expenses | 207.3 | 211.0 | -1.7 |
| Subtotal | 792.1 | 764.8 | 3.6 |
| Depreciation and amortisation | 80.3 | 86.1 | -6.8 |
| **Total** | **872.4** | **850.9** | **2.5** |

**General administrative expenses – Central and Eastern Europe**

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 237.9 | 207.6 | 14.6 |
| Other administrative expenses | 206.4 | 183.4 | 12.4 |
| Subtotal | 444.3 | 391.0 | 13.6 |
| Depreciation and amortisation | 88.2 | 81.2 | 8.7 |
| **Total** | **532.5** | **472.2** | **12.8** |

Personnel expenses, the largest component of general administrative expenses, expanded by 8.1% from EUR 761.4 million to EUR 822.7 million. The fact that the increase in Central and Eastern Europe was visibly higher (at 14.6%) is attributable mostly to necessary adjustments of salaries to market levels. Another significant factor was the initial consolidation of Erste Bank Serbia, which resulted in EUR 5.0 million of restructuring costs for staff reduction measures being included in the first half of 2006. Excluding the consolidation effect of Erste Bank Serbia (including the above-mentioned restructuring costs), total personnel expenses increased by 6.8%, with those in Central and Eastern Europe rising by 9.9%. The release of provisions in the prior-year period additionally distorted personnel expenses in Austria.

**Employee count**[3]

| | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| **Domestic inc. Haftungsverbund savings banks** | **14,802** | **14,757** | **0.3** |
| | | | |
| **International** | **21,546** | **21,393** | **0.7** |
| Česká spořitelna Group | 10,706 | 10,755 | -0.5 |
| Slovenská sporiteľňa Group | 4,895 | 4,836 | 1.2 |
| Erste Bank Hungary Group | 2,729 | 2,551 | 7.0 |
| Erste Bank Croatia | 1,678 | 1,604 | 4.6 |
| Erste Bank Serbia | 781 | 915 | -14.6 |
| Other subsidiaries in CEE and foreign branches | 757 | 732 | 3.4 |
| **Total** | **36,348** | **36,150** | **0.5** |

[3] End-of-period



Group staff count remained almost unchanged in the first half of the year. The slight growth of 0.5% to a new total of 36,348 employees represented primarily the expansion of the branch network in Hungary and Croatia as well as the transfer of about 100 freelance staff into permanent employment in Hungary, due to a change in the legal framework.

Other administrative expenses grew by a moderate 4.9% from EUR 394.4 million to EUR 413.7 million, with the increase coming solely from the central and east European subsidiaries (up 12.4%) while the rest of the Group recorded a decrease of 1.7%.

Although office space expenses increased, IT expenses, the largest cost item within other administrative expenses, were almost unchanged. Various project-related expenses also contributed to the expansion of other administrative expenses, while consulting costs declined.

The depreciation charge was nearly constant, at EUR 168.5 million (up 0.7%). This reflects the more conservative approach to capital expenditure in recent years.

### Risk provisions for loans and advances

Net additions to risk provisions for loans and advances registered a small increase of 4.0% in the first six months of 2006 up to EUR 218.3 million from EUR 209.9 million. The major reason behind this increase, in addition to strong loan growth across Central and Eastern Europe, is that net new provisions for Česká spořitelna during the first half of 2005 were atypically low as a result of releasing the final instalment of the general reserve.

### Other operating result

Other operating result improved from EUR -9.4 million to EUR -0.9 million. This was due to a combination of higher write-downs on equity interests in the previous year and on lower expenses for deposit insurance in 2006, due to legislative changes particularly in Slovakia.

## II. FINANCIAL RESULTS IN THE SECOND QUARTER OF 2006

The net profit of EUR 209.1 million after minority interests achieved in the second quarter of 2006 marked the second highest quarterly earnings ever recorded by Erste Bank (first quarter: EUR 239.6 million). This was driven by significant increases in both net interest income and net commission income. The volatile net trading result, which is strongly dependent on short-term capital markets conditions, decreased after the exceptionally good first quarter.

Net interest income grew by 4.7% from EUR 724.0 million in the first quarter to EUR 757.8 million in the second, and net commission income added 3.9% to the first-quarter level of EUR 342.2 million for a new total of EUR 355.5 million.

By contrast, amid the unfavourable market conditions, the net trading result halved in the second quarter from the extremely high first-quarter level of EUR 91.2 million to EUR 45.0 million. All segments were affected by the decline.

Income from insurance business was virtually steady at EUR 7.3 million, total operating income in the second quarter reached EUR 1,165.6 million, almost exactly the same level as in the preceding quarter (EUR 1,165.1 million).



General administrative expenses were up 2.5% at EUR 711.0 million (first quarter: EUR 693.9 million). Within this item, personnel expenses rose from EUR 407.0 million to EUR 415.7 million (owing partly to restructuring costs at Erste Bank Serbia) and other administrative expenses increased from EUR 201.7 million to EUR 212.0 million; depreciation meanwhile declined from EUR 85.2 million to EUR 83.3 million.

Operating result in the second quarter, at EUR 454.6 million, was thus 3.5% lower than in the first (EUR 471.2 million); as already mentioned, this reflected primarily the decrease in the volatile net trading result.

The cost/income ratio deteriorated slightly to 61.0% from the first quarter's 59.6%.

Net additions to risk provisions for loans and advances, at EUR 109.2 million, were at the level of the preceding quarter.

There was a tangible deterioration in other operating result from EUR 18.3 million to a negative EUR 19.2 million. This was due to the absence in the second quarter of gains realised in the first quarter from income from private equity business and a lower result from the revaluation and sale of securities.

## III. MAJOR POST REPORTING DATE EVENTS

### Market entry – Ukraine

As reported on 28 July 2006, Erste Bank acquired a controlling interest in Bank Prestige. Details on the transaction were published in a separate press release, which is available for download at (www.erstebank.com).

### Employee share ownership plan – capital increase of 0.9 million shares

Since its initial public offering in 1997, Erste Bank has continually expanded its employee share ownership plan (ESOP). Thus, since 2002, employee shares have regularly been offered for subscription under capital increases approved by the respective Annual General Meeting.

Under the ESOP 2006, between 8 May and 19 May 2006, the employees of the Erste Bank acquired a total of 479,524 shares. The price per share amounted to EUR 39.00, and was computed by applying a 20% discount to the average share price in the month of April. In a particularly welcome trend, subscriptions by staff of the subsidiaries in Central and Eastern Europe almost doubled from last year, to approximately 205,000 shares.

Also, under the management share option plan (MSOP) launched in 2002, a total of 348,236 shares were subscribed for in April 2006 by the management of the Erste Bank at an exercise price of EUR 16.50 per share (taking into account the 1-for-4 stock split in 2004). Additionally, under the MSOP launched in 2005, a further 85,855 shares were subscribed for between 2 May and 12 May at an exercise price of EUR 43.00 per share.

The shares under both management stock option plans are subject to a holding period of one year.



"We are pleased that our group's staff, especially in Central and Eastern Europe, are using the employee share ownership plans to take such a large stake in the bank and its success. Going forward, we remain committed to our goal of steadily increasing the number of employees who are Erste Bank shareholders," affirmed Andreas Treichl, Chief Executive Officer of Erste Bank. Employees and management now own almost 2% of the shares of Erste Bank.

A total of 913,615 new shares were issued in a capital increase from contingent capital. This raised the number of Erste Bank shares in issue from 308,032,560 to 308,946,175 in the second quarter. The new, no-par-value shares will be listed in Vienna from 31 July 2006, while they will be listed in Prague within the next few days.

**New shareholder structure in Serbia and Croatia**

With effect from 31 July 2006 the ownership structure of Erste Bank Serbia and Erste Bank Croatia is changing. Steiermärkische Sparkasse, as Erste Bank's partner for Southeastern Europe, is acquiring 26% of the shares of Erste Bank Serbia. In exchange, Erste Bank receives 3% of the shares of Erste Bank Croatia. The new ownership structure in Serbia is: Erste Bank 73.99%, Steiermärkische Sparkasse 26.00%, free float 0.01%. In Croatia, the new shareholder structure is: Erste Bank 54.43%, Steiermärkische Sparkasse 40.98%, free float 4.59%.

**Pooling of purchasing activities**

Erste Bank as part of its group projects, will combine all purchasing activities of the group, as well as the group's facility management, and conduct these activities via a dedicated company Procurement Services GmbH, also known as "s Proserv". The intention is to reap synergies within the Group and implement quality improvements.

35 units of Erste Bank will transfer their procurement and facility management functions to this company, which will be responsible for the entire group's strategic procurement and the associated back office functions (such as purchase order management and accounts payable) as well as facility management.

s Proserv will be 99.8% owned by Erste Bank and 0.2% owned by IT Holding (a company representing the service interests of the savings banks, particularly in IT and procurement) and will employ more than 300 people. In the national markets of Erste Bank, s Proserv will be represented by wholly-owned subsidiaries. Romania's Banca Comerciala Romana, after the closing of the acquisition, will also outsource its corresponding activities to this company. s Proserv began operating in Austria on 1 July 2006 and will commence operations in Central and Eastern Europe at the start of January 2007.

This amalgamation of activities is set to generate savings equivalent to 10% of the volume of directly controllable purchasing. As already announced, this will translate into annual, P&L effective savings of EUR 55 million in 2008. Furthermore, this initiative is expected generate additional savings potential beyond 2008.

As part of the bundling of the group's procurement actitvities, Erste Bank entered into a contract with management, technology and outsourcing service provider Accenture covering the oursourcing of procurement-related business processes. Hence, Erste Bank will outsource all purchasing activities for non-strategic goods and services, ranging from order management to acconts payable administration.



## IV. BALANCE SHEET DEVELOPMENT

| in EUR million | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| Loans and advances to credit institutions | 19,890 | 16,858 | 18.0 |
| Loans and advances to customers | 84,474 | 80,419 | 5.0 |
| Risk provisions for loans and advances | -2,773 | -2,817 | -1.6 |
| Securities and other financial investments | 48,950 | 47,681 | 2.7 |
| Other assets | 9,688 | 10,519 | -7.9 |
| **Total assets** | **160,229** | **152,660** | **5.0** |

| in EUR million | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| Amounts owed to credit institutions | 35,897 | 33,911 | 5.9 |
| Amounts owed to customers | 77,836 | 72,793 | 6.9 |
| Debts evidenced by certificates, including subordinated capital | 23,277 | 25,581 | -9.0 |
| Other liabilities | 14,182 | 13,914 | 1.9 |
| Total equity | 9,037 | 6,461 | 39.9 |
| Shareholders' equity | 6,865 | 4,129 | 66.3 |
| Minority interests | 2,172 | 2,332 | -6.9 |
| **Total liabilities** | **160,229** | **152,660** | **5.0** |

In the first half of 2006, total assets of the Erste Bank increased by 5.0% from EUR 152.7 billion to EUR 160.2 billion.

Loans and advances to customers also rose by 5.0%, from EUR 80.4 billion to EUR 84.5 billion, thanks in large part to the high growth in retail lending in Central and Eastern Europe. The loan portfolio of the central and east European subsidiaries grew by 11.2% to EUR 20.1 billion. Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) expanded by 5.6% in the first half of 2006, to EUR 79.2 billion.

Risk provisions for loans and advances remained almost unchanged at EUR 2.8 billion.

Compared to the end of 2005, total investments in securities and other financial assets were almost unchanged. The total of trading assets, assets at fair value through profit and loss and available-for-sale assets, and financial investments rose from EUR 47.7 billion to EUR 49.0 billion. The largest increase occurred in longer-term investments in bonds. At 30 June 2006, assets at fair value through profit and loss and available-for-sale contained a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 13.7 billion.

On the liabilities side, total amounts owed to customers increased by 6.9% from EUR 72.8 billion to EUR 77.8 billion, with the expansion in savings deposits (by 6.4% to EUR 41.3 billion) resulting mainly from a reclassification of certain deposit products previously reported under other customer deposits.



The retail deposit business grew strongly in Austria and Central and Eastern Europe. Deposits in subsidiaries reached EUR 29.5 billion, a rise of 11.3%.

Erste Bank's own issues of debt instruments (the total of debts evidenced by certificates and subordinated capital) reduced by 9.0% from EUR 25.6 billion to EUR 23.3 billion.
In the first half of 2006, debts evidenced by certificates decreased by 10.8% to EUR 19.0 billion, due mainly to the redemption of short-term certificates of deposit and commercial paper at Erste Bank.

Following the capital increase by Erste Bank in January 2006, total capital rose by 39.9% as at 30 June 2006. Specifically, shareholders' equity increased by 66.6% to EUR 6.9 billion, while minority interests contracted by 6.9% to EUR 2.2 billion. Because of the rise in interest rates, the revaluation reserve for the available-for-sale portfolio had a negative effect both on shareholders' equity (although outweighed by the effect of the capital increase) and on minority interests.

The total eligible qualifying capital of Erste Bank at 30 June 2006 as defined by the Austrian Banking Act was approximately EUR 11.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio based on the legal minimum requirement at the same date (EUR 6.8 billion) was 164% (2005 year-end: 135%).

Tier 1 (core) capital at 30 June 2006 was approximately EUR 7.8 billion (31 December 2005 year-end: EUR 5.1 billion) and the Tier 1 capital ratio was 9.8% (2005 year-end: 6.8%).

The solvency ratio at 30 June 2006 under the Austrian Banking Act was 13.5%, significantly higher than the legally required minimum of 8.0%.

Following the acquisition of BCR, which is expected tto close in September of 2006, these rates will decline.

## V. SEGMENT REPORTING[4]

### Austria

The highly positive trend in the Austria segment in the second quarter followed on from the good earnings result in the first quarter. The segment's net profit after taxes and minority interests rose by EUR 50.7 million (41.3%) compared to the first half of 2005, from EUR 122.7 million to EUR 173.4 million. This result was driven by continued strong fee and commission business (up EUR 61.4 million or 15.5%) and significant growth – especially in the first quarter of this year – in the net trading result (Trading & Investment Banking segment), which rose by 37.4% from EUR 57.4 million to EUR 78.9 million. While operating income was lifted by 4.1% from the year-ago figure, the 2.1% (or EUR 17.2 million) rise in general administrative expenses was modest.

The operating result in the first half of 2006 rose by EUR 34.1 million or 7.9% to EUR 467.2 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (first half of 2006: 64.0%, first half of 2005: 65.3%). The decline in insurance income from EUR 23.1 million to EUR 10.5 million resulted from an exceptionally high base of prior-year revaluation gains from the investment portfolio in the insurance business. Higher unrealised appreciation of securities not held for trading and gains from the sale of equity interests led to an increase in other operating

[4] The published results of the individual group entities cannot be compared directly to the results in the segmental analysis. For instance, proportional funding costs are allocated to the subsidiaries in Central and Eastern Europe in the segment data.



result from EUR 0.5 million to EUR 27.1 million. Return on equity rose from 12.7% to 16.8%, exceeding the target return of 15%.

**Savings Banks**
Compared to the first half of 2005, net profit after taxes and minority interests grew by EUR 0.7 million to EUR 4.7 million. Net commission income (particularly in securities business) increased significantly from the first half of 2005, by 11.9% (up EUR 20.0 million). This, in combination with a moderate rise in general administrative expenses (up EUR 3.2 million or 0.8%), improved the operating result by 4.0% relative to the prior-year period, from EUR 171.9 million to EUR 178.8 million. An increase in other operating result from a negative balance of EUR 4.4 million to a positive EUR 10.3 million was attributable mainly to higher realisation gains on securities not held for trading. The cost/income ratio improved from 70.6% to 69.9% and return on equity rose to 3.0%.

**Retail & Mortgage**
The retail business continued to perform well, with net profit after taxes and minority interests advancing by a further EUR 6.1 million (12.8%) from EUR 47.4 million to EUR 53.5 million. This was due mainly to growth in net commission income (up EUR 20.5 million or 13.2%), specifically sales commissions at the branches from equity issues and the generally strong securities business. Increased lending volumes meant that net interest income was maintained at the year-earlier level despite strong competitive pressures on deposit margins. Another gratifying development was the noticeable acceleration in deposit growth (8.8%), compared to the previous years; deposits reached EUR 10.2 billion at the end of the reporting period. A decrease in insurance profits from EUR 23.1 million to EUR 10.5 million (down 54.4%) is explained by the high gains from the investment portfolio in the second quarter of 2005, which were not repeated this year because of less favourable market conditions.

The decrease in other operating result was caused by a change in the scope of consolidation as well as by the recognition of impairments in the portfolio of assets grouped under "Fair value through profit and loss and available-for-sale". General administrative expenses, up marginally by 1.0% from EUR 314.6 million to EUR 317.7 million, reflected the progressive business expansion at subsidiaries (for example, in asset management) in the Erste Bank's extended home market. The operating result in the Retail & Mortgage segment rose from EUR 125.2 million to EUR 130.3 million (up 4.1%). The cost/income ratio was improved from the year-earlier level of 71.5% to 70.9%; return on equity was 11.2%.

**Large Corporates**
In the Large Corporates segment, net profit after taxes and minority interests grew by 88.4% to EUR 45.5 million from EUR 24.2 million in the first half of 2005. This reflects the successful implementation of the "Group Large Corporates" strategy and the group-wide bundling of customer service. In operating terms, improvement was fuelled largely by net commission income (up EUR 9.8 million or 27.8% from EUR 35.4 million to 45.2 million) and by other operating result, up EUR 13.7 million from EUR 0.9 million to EUR 14.6 million. The substantial increase in net commission income was underpinned by a very strong result at leasing subsidiary Immorent as well as income from capital market transactions and the project business. The significant rise in other operating result stemmed both from valuation gains on securitised financings and from one-off proceeds from the sale, in the first quarter of 2006, of a private-equity investment assigned to the Large Corporates segment. The cost/income ratio was 39.6% and return on equity rose markedly from 9.7% to 16.6%.

**Trading & Investment Banking**
Net profit after taxes and minority interests was up 38.1% from the year-earlier period, rising from EUR 50.4 million to EUR 69.6 million. While the general trend in market interest rates and the flat yield curve drove down net interest income from EUR 33.2 million to EUR 27.8 million, the result from fee and commission business was very strong: net commission income grew from EUR 37.8 million to



EUR 49.0 million, thanks predominantly to the securities business (especially in structured products) and income from capital market transactions. The vigorous increase in the net trading result from EUR 43.9 million to EUR 60.7 million was achieved primarily in equity trading. Costs resulting from the significantly higher transaction volume led to an increase of 13.7% in general administrative expenses compared to the first half of 2005; this was a larger increase than in the other sub-segments of the Austria business. On balance, the cost/income ratio improved from 39.4% to 37.5% and return on equity was enhanced from 36.2% to 57.2%.

## Central and Eastern Europe

### Czech Republic

At Česká spořitelna, net profit after taxes and minority interests rose by 14.1% (EUR 19.7 million) compared to the prior-year level, from EUR 139.6 million to EUR 159.3 million. There was a pronounced improvement of just under 34% in operating result; although market interest rates remained below Euro reference rates, net interest income increased by 15% in the reporting period, from EUR 285.3 million to EUR 352.8 million, amid an expansion in the credit portfolio. Net commission income rose by 11.8% from EUR 144.7 million to EUR 161.8 million, mainly due to the performance in payments services and the securities business.

An increase in general administrative expenses from EUR 267.3 million to EUR 294.4 million (up 10.1% including currency effects, but only 4.0% on a constant-currency basis) was driven by higher depreciation and higher accrued expenses. Other operating result contracted from EUR 22.1 million to a negative EUR 12.3 million, due especially to lower gains from securities at fair value through profit and loss and available-for-sale. Based on an excellent showing on the income side, the operating result improved by 33.6% from EUR 188.0 million to EUR 251.2 million; this increase was enhanced by the favourable movement in the CZK/EUR exchange rate (up 5.6%). The cost/income ratio improved from 58.7% to 54.0% and return on equity was 40.0%.

### Slovakia

Net profit of Slovenská sporiteľňa after taxes and minority interests saw an increase of EUR 43.4 million or 10.9% from the first half of 2005 to EUR 48.1 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by the stronger-than-expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs. Net commission income was unchanged from the previous year: the first-time accrual at end-2005 of up-front commission income means that an increase in net commission income is expected for the year as a whole.

General administrative expenses grew by EUR 5.1 million from EUR 83.9 million to a new total of EUR 89.1 million. This was explained largely by higher personnel costs, which were partly related to accrued expenses not recognised in the first half of the prior year. Contrary to earlier expectations, there were significant increases in operating result (13.6%) and net profit after taxes and minority interests (10.9%)-. However, a higher allocation of equity refelcting the strongly increased credit portfolio resulted in a decrease in return on equity from 52.4% to 42.5%; the cost/income ratio improved from 59.4% to 57.7%.

### Hungary

The operating result of Erste Bank Hungary grew by EUR 7.8 million or 13.4% from EUR 58.0 million to EUR 67.8 million, despite the negative trend in the HUF/EUR exchange rate, which fell by 5.8%. Net interest income increased from the year-earlier level of EUR 97.6 million to EUR 109.8 million, a rise of EUR 12.2 million or 12.5%. The main contributing factor was the strongly growing loan book. The rise in risk provisions for loans and advances, from EUR 9.2 million to EUR 14.1 million, reflected primarily the absence of first-time-consolidation effects that had reduced this item in 2005.



Net commission income showed a significant increase in the second quarter, owing to the already mentioned non-recurring effects in the first quarter of this year. For the full year, a considerable gain of more than 15% compared to twelve months earlier remains likely. The significant rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network. The operating result was up by 13.4% from EUR 58.0 million to EUR 65.8 million and the cost/income ratio improved from 59.9% to 58.7%.

**Croatia**
The operating result of Erste Bank Croatia was almost unchanged on the year-earlier period, at EUR 32.6 million (up 0.5%). A direct year-on-year comparison of net interest income (down 5.9% to negative EUR 3.4 million) is complicated by the reclassification of valuation gains from bank book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign-currency funding in Croatia, which have raised the required minimum reserve for foreign-currency deposits from an average of 30% to 55%, detracted substantially from net interest income. The severe adverse impact of these factors on the net interest margin could not be recouped despite good rates of growth.

Net commission income, thanks especially to payments services and lending, grew by 30.4% from EUR 10.0 million to a new total of EUR 13.1 million. The growth in the net trading result derived mostly from the reclassification of derivatives that was referred to above. As a corollary to the expansion of the branch network and the associated hiring of new staff, general administrative expenses went up by EUR 7.1 million or 20.8% from EUR 34.3 million to EUR 41.5 million. Return on equity fell from 15.5% to 11.7% and the cost/income ratio deteriorated from 51.7% to 56.0%.

**Serbia**
Since August 2005, the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that will optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 11.3 million is associated with the restructuring and expansion strategy pursued in Serbia. For the financial year as a whole, a bottom-line deficit of between EUR 15 million and EUR 18 million is forecast in view of the significant deterioration in the regulatory environment for the Serbian banking sector and additional restructuring expenses. The return on equity target for 2008 (20% on a local basis) remains in place.

**International Business**

The good performance in International Business persisted in the first half of 2006. Net profit after taxes and minority interests improved by EUR 3.3 million or 7.0% from EUR 46.5 million to EUR 49.8 million. A decrease in net interest income – brought about largely by the current narrowing of credit spreads in the syndication business – was only partly offset by the reduced need for loan loss provisions. The growth in net profit represented several factors: an improvement in other operating result driven especially by partial on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved slightly from 19.7% to 19.5%; return on equity eased from 19.4% to 18.1%.

**Corporate Center**

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations; general administrative expenses were



especially affected by other administrative expenses for group projects begun in 2004 and costs of strategic group-wide activities. Net interest income increased mainly as a result of allocating the proceeds of the capital increase at the end of January 2006 to finance the acquisition of Banca Comerciala Romana to this segment. The reason for the improvement in other operating result was due to the in non-recurrance of prior-year revaluation losses on other equity interests.

**Quarterly foreign exchange summary**

| | End of period rates | | | Average rates (YTD) | | |
|---|---|---|---|---|---|---|
| Euro FX rates | H1 2006 | 2005 | %-Change | H1 2006 | H1 2005 | %-Change |
| CZK/EUR | 28.49 | 29.00 | 1.7% | 28.49 | 30.17 | 5.6% |
| SKK/EUR | 38.35 | 37.88 | (1.2%) | 37.64 | 38.62 | 2.5% |
| HUF/EUR | 283.35 | 252.87 | (12.1%) | 262.01 | 247.71 | (5.8%) |
| HRK/EUR | 7.24 | 7.37 | 1.7% | 7.31 | 7.44 | 1.8% |
| CSD/EUR | 85.30 | 85.12 | (0.2%) | 86.78 | 74.58 | (16.4%) |

Positive change = appreciation, negative change = depreciation

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail:
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail:
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail:

This release is also available on our website at in the news section.

## I. Income Statement (IFRS)

| in EUR m | 1/1 - 30/06/06 | 1/1 - 30/06/05 | +/-% |
|---|---|---|---|
| Net interest income | 1,481.8 | 1,369.5 | 8.2 |
| Risk provisions for loans and advances | (218.3) | (209.9) | 4.0 |
| Net commission income | 697.7 | 617.0 | 13.1 |
| Net trading result | 136.2 | 105.2 | 29.5 |
| General administrative expenses | (1,404.9) | (1,323.1) | 6.2 |
| Result from insurance business | 15.0 | 26.9 | (44.2) |
| Other operating result | (0.9) | (9.4) | 90.4 |
| **Pre-tax profit for the period** | **706.6** | **576.2** | **22.6** |
| Taxes on income | (159.0) | (139.5) | 14.0 |
| **Profit for the period** | **547.6** | **436.7** | **25.4** |
| Minority interests | (98.9) | (101.0) | (2.1) |
| **Net profit after minority interests** | **448.7** | **335.7** | **33.7** |

## II. Balance Sheet (IFRS)

in EUR m

| Assets | 30/06/06 | 31/12/05 | +/-% |
|---|---|---|---|
| Cash and balances with central banks | 2,658 | 2,728 | (2.6) |
| Loans and advances to credit institutions | 19,890 | 16,858 | 18.0 |
| Loans and advances to customers | 84,474 | 80,419 | 5.0 |
| Risk provisions for loans and advances | (2,773) | (2,817) | (1.6) |
| Trading assets | 5,410 | 5,426 | (0.3) |
| AfS & assets through profit and loss | 18,248 | 18,644 | (2.1) |
| Financial investments | 25,292 | 23,611 | 7.1 |
| Intangible assets | 1,900 | 1,911 | (0.6) |
| Tangible assets | 1,652 | 1,688 | (2.1) |
| Other assets | 3,478 | 4,192 | (17.0) |
| **Total assets** | **160,229** | **152,660** | **5.0** |

| Liabilities and shareholders' equity | 30/06/06 | 31/12/05 | +/-% |
|---|---|---|---|
| Amounts owed to credit institutions | 35,897 | 33,911 | 5.9 |
| Amounts owed to customers | 77,836 | 72,793 | 6.9 |
| Debts evidenced by certificates | 18,983 | 21,291 | (10.8) |
| Provisions | 8,830 | 8,635 | 2.3 |
| Other liabilities | 5,352 | 5,279 | 1.4 |
| Subordinated capital | 4,294 | 4,290 | 0.1 |
| Total equity | 9,037 | 6,461 | 39.9 |
| thereof shareholders' equity | 6,865 | 4,129 | 66.3 |
| thereof minority interests | 2,172 | 2,332 | (6.9) |
| **Total liabilities and shareholders' equity** | **160,229** | **152,660** | **5.0** |

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change

# III. Erste Bank Group - Divisional Reporting

**OVERVIEW**

| in EUR m | Austria | | Central and Eastern Europe | | International Business | | Corporate Centre | |
|---|---|---|---|---|---|---|---|---|
| | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 753.5 | 772.6 | 624.8 | 532.8 | 70.4 | 75.1 | 33.1 | (10.9) |
| Risk provisions for loan and adv. | (158.5) | (168.3) | (52.2) | (31.9) | (7.4) | (9.9) | 0.2 | 0.2 |
| Net commission income | 456.5 | 395.2 | 249.5 | 225.4 | 15.3 | 15.8 | (23.8) | (19.4) |
| Net trading result | 78.9 | 57.4 | 58.2 | 45.8 | 0.1 | (0.2) | (0.9) | 2.1 |
| General administrative expenses | (832.3) | (815.1) | (532.5) | (472.2) | (16.7) | (17.9) | (23.4) | (17.9) |
| Income from insurance business | [illegible] | 23.1 | 4.5 | 3.8 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other operating result | 27.1 | 0.5 | (23.6) | 7.4 | 6.7 | 2.3 | (11.1) | (19.6) |
| **Pre-tax profit for the period** | **335.6** | **265.3** | **328.7** | **311.1** | **68.4** | **65.2** | **(26.0)** | **(65.4)** |
| Taxes on income | (73.9) | (67.8) | (74.0) | (71.4) | (18.6) | (18.7) | 7.5 | 18.4 |
| Minority interests | (88.3) | (74.8) | (12.6) | (13.3) | 0.0 | 0.0 | 2.0 | (12.9) |
| **Net profit after minority interests** | **173.4** | **122.7** | **242.1** | **226.4** | **49.8** | **46.5** | **(16.5)** | **(59.9)** |
| | | | | | | | | |
| Average risk-weighted assets | 49,365.6 | 45,668.8 | 20,653.8 | 15,120.9 | 7,524.7 | 6,308.4 | 357.0 | 321.9 |
| Average attributed equity | 2,062.5 | 1,938.4 | 1,510.5 | 1,149.6 | 550.3 | 479.6 | 2,349.4 | 24.5 |
| **Cost/Income ratio** | **64.0%** | **65.3%** | **56.8%** | **58.5%** | **19.5%** | **19.7%** | **n.a.** | **n.a.** |
| **ROE based on net profit** | **16.8%** | **12.7%** | **32.1%** | **39.4%** | **18.1%** | **19.4%** | **n.a.** | **n.a.** |
| | | | | | | | | |
| Thereof funding costs | (28.1) | (32.4) | (28.5) | (32.2) | 0.0 | 0.0 | (8.2) | (10.4) |

**TOTAL**

| in EUR m | Erste Bank Group | |
|---|---|---|
| | H1 2006 | H1 2005 |
| Net interest income | 1,481.8 | 1,369.5 |
| Risk provisions for loan and advances | (218.3) | (209.9) |
| Net commission income | 697.7 | 617.0 |
| Net trading result | 136.2 | 105.2 |
| General administrative expenses | (1,404.9) | (1,323.1) |
| Income from insurance business | 15.0 | 26.9 |
| Other operating result | (0.9) | (9.4) |
| **Pre-tax profit for the period** | **706.6** | **576.2** |
| Taxes on income | (159.0) | (139.5) |
| Minority interests | (98.9) | (101.0) |
| **Net profit after minority interests** | **448.7** | **335.7** |
| | | |
| Average risk-weighted assets | 77,901.1 | 67,420.0 |
| Average attributed equity | 6,472.7 | 3,592.0 |
| **Cost/Income ratio** | **60.3%** | **62.5%** |
| **ROE based on net profit** | **13.9%** | **18.7%** |
| | | |
| Thereof funding costs | (64.8) | (75.0) |

# IV. Erste Bank Group - Divisional Reporting (Details)

| AUSTRIA | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Savings Banks | | Retail and Mortgage | | Large Corporates | | Trading and Investment Banking | |
| in EUR m | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 395.0 | 409.1 | 257.3 | 257.3 | 72.6 | 73.0 | 27.8 | 33.2 |
| Risk provisions for loan and adv. | (87.2) | (86.8) | (48.9) | (52.6) | (22.6) | (28.9) | 0.0 | 0.0 |
| Net commission income | 187.5 | 167.6 | 174.9 | 154.5 | 45.2 | 35.4 | 49.0 | 37.8 |
| Net trading result | 11.2 | 7.8 | 5.3 | 5.0 | 1.7 | 0.7 | 60.7 | 43.9 |
| General administrative expenses | (415.8) | (412.6) | (317.7) | (314.6) | (47.4) | (42.6) | (51.5) | (45.3) |
| Income from insurance business | 0.0 | 0.0 | 10.5 | 23.1 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other operating result | 10.3 | (4.4) | (1.5) | 5.3 | 14.6 | 0.9 | 3.7 | (1.4) |
| **Pre-tax profit for the period** | **101.9** | **80.6** | **79.9** | **77.9** | **64.1** | **38.5** | **89.6** | **68.3** |
| Taxes on income | (22.4) | (21.6) | (17.4) | (18.8) | (14.1) | (9.4) | (20.0) | (17.9) |
| Minority interests | (74.7) | (58.3) | (9.1) | (11.7) | (4.5) | (4.9) | 0.0 | 0.0 |
| **Net profit after minority interests** | **4.7** | **0.7** | **53.5** | **47.4** | **45.5** | **24.2** | **69.6** | **50.4** |
| | | | | | | | | |
| Average risk-weighted assets | 25,498.1 | 23,453.7 | 13,013.1 | 12,023.1 | 7,522.2 | 6,530.0 | 3,332.2 | 3,662.0 |
| Average attributed equity | 317.0 | 249.5 | 951.7 | 914.1 | 550.1 | 496.4 | 243.7 | 278.4 |
| **Cost/Income ratio** | **69.9%** | **70.6%** | **70.9%** | **71.5%** | **39.6%** | **39.0%** | **37.5%** | **39.4%** |
| **ROE based on net profit** | **3.0%** | **0.6%** | **11.2%** | **10.4%** | **16.6%** | **9.7%** | **57.2%** | **36.2%** |
| | | | | | | | | |
| Thereof funding costs | (6.7) | (7.5) | (14.1) | (16.4) | (7.1) | (7.8) | (0.1) | (0.8) |

| CENTRAL AND EASTERN EUROPE | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Czech Republic | | Slovakia | | Hungary | | Croatia | | Serbia | |
| in EUR m | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 352.8 | 255.3 | 107.0 | 92.8 | 109.8 | 97.6 | 53.7 | 57.1 | 1.5 | - |
| Risk provisions for loan and adv. | (22.1) | (13.4) | (7.6) | (5.1) | (14.1) | (9.2) | (7.3) | (4.3) | (1.1) | - |
| Net commission income | 161.8 | 144.7 | 40.4 | 41.1 | 31.9 | 29.7 | 13.1 | 10.0 | 2.3 | - |
| Net trading result | 26.5 | 21.6 | 6.9 | 7.5 | 17.5 | 17.4 | 7.3 | (0.6) | (0.0) | - |
| General administrative expenses | (284.4) | (267.3) | (89.1) | (83.9) | (93.4) | (86.7) | (41.5) | (34.3) | (14.2) | - |
| Income from insurance business | 4.5 | [illegible].8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | - |
| Other operating result | (12.3) | 12.1 | (1.4) | (2.5) | (8.1) | (10.3) | (0.6) | (1.9) | (0.3) | - |
| **Pre-tax profit for the period** | **216.9** | **196.8** | **56.4** | **49.9** | **42.6** | **38.5** | **24.6** | **25.9** | **(11.8)** | - |
| Taxes on income | (52.3) | (52.6) | (8.4) | (6.5) | (8.9) | (7.4) | (4.8) | (4.9) | 0.4 | - |
| Minority interests | (5.3) | ([illegible].6) | 0.2 | 0.0 | (0.1) | (0.1) | (7.5) | (8.6) | 0.2 | - |
| **Net profit after minority interests** | **159.3** | 139.6 | **48.1** | 43.4 | **33.6** | **31.1** | **12.4** | 12.3 | -11.3 | - |
| | | | | | | | | | | |
| Average risk-weighted assets | 10,896.7 | 8,653.0 | 3,096.3 | 2,181.2 | 3,630.9 | 2,190.7 | 2,898.7 | 2,095.9 | 131.2 | - |
| Average attributed equity | 796.9 | 657.9 | 226.4 | 165.8 | 265.5 | 166.6 | 212.0 | 159.3 | 9.6 | - |
| **Cost/Income ratio** | **54.0%** | 58.7% | **57.7%** | 59.4% | **58.7%** | **59.9%** | **56.0%** | **51.7%** | n.a. | - |
| **ROE based on net profit** | **40.0%** | 42.4% | **42.5%** | 52.4% | **25.3%** | **37.4%** | **11.7%** | **15.5%** | n.a. | - |
| | | | | | | | | | | |
| Thereof funding costs | (8.8) | (1[illegible].5) | (6.6) | (8.2) | (9.4) | (10.2) | (2.0) | (2.3) | (1.7) | - |

# Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

RECEIVED
2006 JUL 31 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Citigate
Dewe Rogerson

| | |
|---|---|
| To | Paul Dudek<br>Chief Officer of International Corporate Finance<br>International Corporate Finance Division |
| Company | SEC Headquarters |
| Fax | 001 202 772 9207 |
| From | Lucie Holloway |
| Return fax | +44 20 7282 8040 |
| Reference | **Erste Bank, Commission file no. 82-5066**<br>"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)" |
| Date | 31/7/06 |
| No. of pages including this one | 20 |

Please find attached two press releases from Erste Bank. The first relates to an acquisition in Ukraine and the second is the bank's H1 results release.

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson



# INVESTOR INFORMATION

Vienna, 28th July 2006

## Erste Bank enters the Ukrainian market through the acquisition of 50.5% of Bank Prestige

Erste Bank der oesterreichischen Sparkassen AG is entering the Ukrainian market with the acquisition of a majority (50.5%) stake in Bank Prestige for UAH 178.3 mn (EUR 27.7 mn/USD 35.3 mn). Based on a shareholders' equity of UAH 299.1 mn (EUR 46.5 mn/USD 59.2 mn) this translates into a price/book multiple of 1.18. Since its creation in December 2005, Bank Prestige has been 100% owned by its founders, a group of Ukrainian entrepreneurs with a well-established track record in the sector.

Erste Bank and the major shareholders will invest up to UAH 757.5 mn (EUR 117.8 mn/USD 150.0 mn) each over the next 4 years in order to support the Banks' business plan. The completion of the transaction is subject to regulatory approval of both the National Bank and the Anti Monopoly Commission of the Ukraine, as well as the Austrian Federal Competition Authority and Financial Market Authority. The transaction is expected to be completed in October 2006.

Bank Prestige was established in December 2005 and registered as a public corporation in January 2006. It currently has close to 100 employees. The authorized capital amounts to UAH 300.0 mn (EUR 46.6 mn/USD 59.4 mn). As of 30 June 2006 total assets amounted to UAH 637.4 mn (EUR 99.1 mn/USD 126.2 mn).

"This semi-greenfield operation combines local expertise with international experience and gives Erste Bank an early foothold in one of the most promising banking markets in Central and Eastern Europe" said Andreas Treichl, CEO of Erste Bank. "To date, Erste Bank has successfully acquired 10 banks in Central and Eastern Europe in various privatization processes. With the entry into the Ukrainian market we aim to prove that we can not only restructure but also establish branch networks".

"The fact that Erste Bank has consistently become a market leader and gained considerable market share in the CEE markets it has previously chosen to enter was a decisive factor for choosing Erste Bank as a strategic investor. The combination of experience, expertise and track record in establishing leadership positions on both sides should represent a qualitative advantage for the new bank", said Olexandr Derkach, Deputy Chairman of the Board of Directors of Bank Prestige.

The Bank will be jointly managed and supervised, combining the successful local track record of the founders of Bank Prestige with the financial strength and expertise of Erste Bank. This cooperation will enable the Bank to expand rapidly, thereby taking advantage of the significant long-term growth potential in the Ukraine.

Once the transaction has been completed and after regulatory approval, the Bank is expected to operate under the Erste Bank brand. In addition, Erste Bank will provide the necessary support at all levels to ensure the full implementation of Erste Bank Group standards.

The Bank has a full service licence and will operate as a universal bank, focusing on both corporate and retail business. It plans to develop a country-wide distribution network within the next two years and targets a market share of above 4% by total assets in the medium term.



Expansion into the Ukraine further strengthens Erste Bank's long-term growth prospects. The Ukrainian banking sector has developed strongly in recent years: within the first 6 months of 2006, total sector assets increased by 19% driven by private household demand for credit. In the same period, the total credit volume lent by Ukrainian banks increased by about 47%. In 2005 banking assets rose by 59% to 50% of GDP at year-end 2005, up from 39% of GDP in 2004.

Erste Bank is confident that the combination of a semi-greenfield operation with highly experienced partners represents the best risk/return profile in terms of entering the Ukrainian market. Furthermore Erste Bank is convinced that its customers and shareholders will benefit from new expansion in the region.

CMS Cameron McKenna and Magister & Partners acted as Legal Advisors, Dragon Capital as Financial Advisors to Erste Bank in the transaction.

Exchange rate as of 28/07/2006: 1 USD = 5.0500 UAH
Exchange rate as of 28/07/2006: 1 EUR = 6.4322 UAH

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.



# INVESTOR INFORMATION

Vienna, 31 July 2006

## Erste Bank strongly boosts first-half earnings

FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose from EUR 1,369.5 million to **EUR 1,481.8 million (up 8.2%*)**
- **Net commission income** grew from EUR 617.0 million to **EUR 697.7 million (up 13.1%)**
- **Operating income** increased from EUR 2,118.6 million to **EUR 2,330.7 million (up 10.0%)**
- **General administrative expenses** went up from EUR 1,323.1 million to **EUR 1,404.9 million (by 6.2%)**
- **Operating result** improved from EUR 795.5 million to **EUR 925.8 million (up 16.4%)**
- **Pre-tax result** climbed from EUR 576.2 million to **EUR 706.6 million (up 22.6%)**
- **Net profit after taxes and minorities** advanced from EUR 335.7 million to **EUR 448.7 million (up 33.7%)**
- The **cost/income ratio** improved from 61.8% in the 2005 financial year to 60.3% in the first half of 2006
- **Return on equity** in the first half of 2006 (after the capital increase) was 13.9% compared to 19.0% in the full year 2005
- **Total assets** expanded from EUR 152.7 billion at end-2005 to EUR 160.2 billion (up 5.0%).
- **Earnings per share** rose from EUR 1.40 to EUR 1.52.
- The **Tier 1 capital ratio** at 30 June 2006 was **9.8%** (versus 6.8% at the end of 2005) and the **solvency ratio** was **13.5%** (compared to 11.0% at end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the six months ended 30 June 2005 unless stated otherwise.

### Summary of business performance

In the first six months of 2006 Erste Bank posted net income of EUR 448.7 million, up 33.7% on the same period last year. "With our excellent first-half results we have reached another milestone on our impressive growth path," commented Andreas Treichl, CEO of Erste Bank. "The significance of our 15 million strong retail customer base was highlighted in times of increased capital markets volatility. They enable us to comfortably compensate for any shortfalls in trading income with gains in net interest and net commission income. In addition an improvement in the interest rate environment and the imminent completion of the BCR acquisition make us highly confident about the second half of 2006", Treichl added.

[1] Erste Bank Serbia has been included in Erste Bank's consolidated financial statements since 9 August 2005 (the acquisition's closing date). Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) – must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website (erstebank).



Total operating income grew by 10.0% to EUR 2,330.7 million, despite a market-induced lower net trading result. This was significantly ahead of the growth in general administrative expenses, which were up by 6.2% to EUR 1,404.9 million. This led to an operating result of EUR 925.8 million (up 16.4% from the first half of the previous year). The cost/income ratio improved from 61.8% for the full year 2005 to 60.3% in the reporting period.

As was expected, the successful capital increase of EUR 2.9 billion in the first quarter caused return on equity to decrease from 19.0% in the 2005 financial year to 13.9%. In the first half of 2006, total assets of the Erste Bank grew by 5.0% to EUR 160.2 billion.

**Market entry – Ukraine**

On 28 July 2006 Erste Bank announced the extension of its successful retail business model into the Ukraine. Following detailed market analysis Erste Bank signed a share purchase agreement for a majority (50.5%) stake in Bank Prestige, valued at EUR 27.7 million[2] or a price/book multiple of 1.18.

Bank Prestige was established in December 2005 by a group of Ukrainian entrepreneurs with a well-established track record in the Ukrainian banking sector, and swiftly positioned itself as a very promising player in the local banking market. To date Bank Prestige has been 100% owned by its founders. The bank employs some 100 staff and its shareholders' equity amounts to EUR 46.5 million. As of 30 June 2006 total assets amounted to EUR 99.1 million.

"This deal combines unparalleled local expertise with international experience and gives Erste Bank an early foothold in one of the most promising banking markets in Central and Eastern Europe" said Andreas Treichl, CEO of Erste Bank." So far Erste Bank has successfully acquired 10 banks in Central and Eastern Europe in various privatisation processes. With the entry into the Ukrainian market we aim to prove that we can not only restructure but also establish branch networks".

Erste Bank is convinced that the market entry with highly experienced partners is the most suitable for the Ukrainian market, particularly in light of future capital expenditure requirements as well as earnings potential. In addition, this move allows Erste Bank to better service its existing clients with business interests in the Ukrainian growth market.

**Outlook**

Erste Bank reaffirms its group financial targets announced at the acquisition of Romania's largest bank, Banca Comerciala Romana (the transaction is expected to close in September 2006). For the period from 2005 to 2009, Erste Bank's management forecasts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the sharp rise of almost 70% in equity capital resulting from Erste Bank's capital increase at the start of 2006, return on equity will decrease in this financial year. However, it should then advance again, to between 18% and 20% in 2009. For 2006 the management expects an increase of more than 20% in net profit after minority interests, excluding any contributionfrom BCR.

[2] UAH/EUR exchange rate as per 28 July 2006: 1 EUR = UAH 6.4322.



## I. FINANCIAL RESULTS IN DETAIL

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Net interest income | 1,481.8 | 1,369.5 | 8.2 |
| Risk provisions for loans and advances | -218.3 | -209.9 | 4.0 |
| Net commission income | 697.7 | 617.0 | 13.1 |
| Net trading result | 136.2 | 105.2 | 29.5 |
| General administrative expenses | -1,404.9 | -1,323.1 | 6.2 |
| Insurance business | 15.0 | 26.9 | -44.2 |
| Other operating result | -0.9 | -9.4 | 90.4 |
| **Pre-tax profit** | **706.6** | **576.2** | **22.6** |
| **Net profit after minority interests** | **448.7** | **335.7** | **33.7** |

### Net interest income

The first half of 2006 was characterised by an upward trend in interest rates and strong loan growth, particularly in the retail segment. At the central and east European subsidiaries, for example, loan volumes rose by 11.2% compared to year-end 2005.

Net interest income increased by 8.2% from EUR 1,369.5 million one year earlier to EUR 1,481.8 million, a further acceleration of growth compared to the first quarter. Improvements were registered across virtually the entire group. Only the Haftungsverbund (cross-guarantee system) savings banks recorded a small decline.

The net interest margin was stable in the first six months at 2.07% compared to the full year 2005, both in Austria (at about 1.6%) and in Central and Eastern Europe (at approximately 3.5%).

### Net commission income

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Lending business | 91.5 | 95.4 | -4.1 |
| Payment transfers | 253.3 | 231.7 | 9.3 |
| Securities transactions | 237.8 | 175.4 | 35.6 |
| Investment fund transactions | 110.1 | 71.4 | 54.2 |
| Custodial fees | 26.6 | 24.5 | 8.6 |
| Brokerage | 101.1 | 79.5 | 27.2 |
| Insurance business | 35.3 | 38.0 | -7.1 |
| Building society brokerage | 15.5 | 15.8 | -1.9 |
| Foreign exchange transactions | 18.7 | 18.9 | -1.1 |
| Other | 45.6 | 41.8 | 9.1 |
| **Total** | **697.7** | **617.0** | **13.1** |

A sustained positive development was also seen in net commission income, which rose by 13.1% from EUR 617.0 million to EUR 697.7 million.



The main driver of this growth was the securities business, where income expanded by 35.6% to EUR 237.8 million; income from payments services also rose, increasing by 9.3% to EUR 253.3 million.

In Central and Eastern Europe commission income from lending business trailed the figures recorded in the same period last year, mainly due to a change in accruals policy in the fourth quarter of 2005.

Overall, the increase in Austria (including the International Business and Corporate Centre segments), at 14.5%, was higher than that in Central and Eastern Europe, at 10.7%.

### Trading result

As was foreseen, the sharp deterioration in market conditions during the second quarter of 2006 meant that the first quarter's extremely high net trading result could not be sustained. Nevertheless, in the comparison of the first six months of 2006 with the first half of 2005, the excellent showing in this year's first quarter still resulted in an unusually strong increase of 29.5% to EUR 136.2 million, due mainly to foreign exchange transaction income. The securities and derivatives business saw a dip because of the negative market environment during the second quarter of 2006.

### Insurance business

A significant drop of 44.2% from EUR 26.9 million to EUR 15.0 million occurred in profits from insurance business. This is explained by the negative effect of rising interest rates on unrealised and realised valuation results. In addition, the insurance business had posted unusually positive results in the second quarter last year, making a repeat performance, especially against the backdrop of a more challenging market environment unlikely.

### General administrative expenses

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 822.7 | 761.4 | 8.1 |
| Other administrative expenses | 413.7 | 394.4 | 4.9 |
| Subtotal | 1,236.4 | 1,155.8 | 7.0 |
| Depreciation and amortisation | 168.5 | 167.3 | 0.7 |
| **Total** | **1,404.9** | **1,323.1** | **6.2** |

Total general administrative expenses rose by 6.2% in the first half of the year, to EUR 1,404.9 million from EUR 1,323.1 million. The increase in Central and Eastern Europe was 12.8%, mainly as a consequence of exchange rate movements and the first-time consolidation of Erste Bank Serbia, where restructuring costs figured prominently. Excluding these two factors, growth in Central and Eastern Europe amounted to only 6.6%.

**General administrative expenses – Austria (inc. Corporate Center and International Business)**

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 584.8 | 553.8 | 5.6 |
| Other administrative expenses | 207.3 | 211.0 | -1.7 |
| Subtotal | 792.1 | 764.8 | 3.6 |
| Depreciation and amortisation | 80.3 | 86.1 | -6.8 |
| **Total** | **872.4** | **850.9** | **2.5** |

**General administrative expenses – Central and Eastern Europe**

| in EUR million | 1/1 - 30/6/06 | 1/1 - 30/6/05 | %-Change |
|---|---|---|---|
| Personnel expenses | 237.9 | 207.6 | 14.6 |
| Other administrative expenses | 206.4 | 183.4 | 12.4 |
| Subtotal | 444.3 | 391.0 | 13.6 |
| Depreciation and amortisation | 88.2 | 81.2 | 8.7 |
| **Total** | **532.5** | **472.2** | **12.8** |

Personnel expenses, the largest component of gen [illegible] EUR 761.4 million to EUR 822.7 million. The fact that the increase in Central and Eastern Europe was visibly higher (at 14.6%) is attributable mostly to necessary adjustments of salaries to market levels. Another significant factor was the initial consolidation of Erste Bank Serbia, which resulted in EUR 5.0 million of restructuring costs for staff reduction measures being included in the first half of 2006. Excluding the consolidation effect of Erste Bank Serbia (including the above-mentioned restructuring costs), total personnel expenses increased by 6.8%, with those in Central and Eastern Europe rising by 9.9%. The release of provisions in the prior-year period additionally distorted personnel expenses in Austria.

**Employee count**[3]

| | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| **Domestic inc. Haftungsverbund savings banks** | **14,802** | **14,757** | **0.3** |
| | | | |
| **International** | **21,546** | **21,393** | **0.7** |
| Česká spořitelna Group | 10,706 | 10,755 | -0.5 |
| Slovenská sporiteľňa Group | 4,895 | 4,836 | 1.2 |
| Erste Bank Hungary Group | 2,729 | 2,551 | 7.0 |
| Erste Bank Croatia | 1,678 | 1,604 | 4.6 |
| Erste Bank Serbia | 781 | 915 | -14.6 |
| Other subsidiaries in CEE and foreign branches | 757 | 732 | 3.4 |
| **Total** | **36,348** | **36,150** | **0.5** |

[3] End-of-period



Group staff count remained almost unchanged in the first half of the year. The slight growth of 0.5% to a new total of 36,348 employees represented primarily the expansion of the branch network in Hungary and Croatia as well as the transfer of about 100 freelance staff into permanent employment in Hungary, due to a change in the legal framework.

Other administrative expenses grew by a moderate 4.9% from EUR 394.4 million to EUR 413.7 million, with the increase coming solely from the central and east European subsidiaries (up 12.4%) while the rest of the Group recorded a decrease of 1.7%.

Although office space expenses increased, IT expenses, the largest cost item within other administrative expenses, were almost unchanged. Various project-related expenses also contributed to the expansion of other administrative expenses, while consulting costs declined.

The depreciation charge was nearly constant, at EUR 168.5 million (up 0.7%). This reflects the more conservative approach to capital expenditure in recent years.

**Risk provisions for loans and advances**

Net additions to risk provisions for loans and advances registered a small increase of 4.0% in the first six months of 2006 up to EUR 218.3 million from EUR 209.9 million. The major reason behind this increase, in addition to strong loan growth across Central and Eastern Europe, is that net new provisions for Česká spořitelna during the first half of 2005 were atypically low as a result of releasing the final instalment of the general reserve.

**Other operating result**

Other operating result improved from EUR -9.4 million to EUR -0.9 million. This was due to a combination of higher write-downs on equity interests in the previous year and on lower expenses for deposit insurance in 2006, due to legislative changes particularly in Slovakia.

**II. FINANCIAL RESULTS IN THE SECOND QUARTER OF 2006**

The net profit of EUR 209.1 million after minority interests achieved in the second quarter of 2006 marked the second highest quarterly earnings ever recorded by Erste Bank (first quarter: EUR 239.6 million). This was driven by significant increases in both net interest income and net commission income. The volatile net trading result, which is strongly dependent on short-term capital markets conditions, decreased after the exceptionally good first quarter.

Net interest income grew by 4.7% from EUR 724.0 million in the first quarter to EUR 757.8 million in the second, and net commission income added 3.9% to the first-quarter level of EUR 342.2 million for a new total of EUR 355.5 million.

By contrast, amid the unfavourable market conditions, the net trading result halved in the second quarter from the extremely high first-quarter level of EUR 91.2 million to EUR 45.0 million. All segments were affected by the decline.

Income from insurance business was virtually steady at EUR 7.3 million, total operating income in the second quarter reached EUR 1,165.6 million, almost exactly the same level as in the preceding quarter (EUR 1,165.1 million).



General administrative expenses were up 2.5% at EUR 711.0 million (first quarter: EUR 693.9 million). Within this item, personnel expenses rose from EUR 407.0 million to EUR 415.7 million (owing partly to restructuring costs at Erste Bank Serbia) and other administrative expenses increased from EUR 201.7 million to EUR 212.0 million; depreciation meanwhile declined from EUR 85.2 million to EUR 83.3 million.

Operating result in the second quarter, at EUR 454.6 million, was thus 3.5% lower than in the first (EUR 471.2 million); as already mentioned, this reflected primarily the decrease in the volatile net trading result.

The cost/income ratio deteriorated slightly to 61.0% from the first quarter's 59.6%.

Net additions to risk provisions for loans and advances, at EUR 109.2 million, were at the level of the preceding quarter.

There was a tangible deterioration in other operating result from EUR 18.3 million to a negative EUR 19.2 million. This was due to the absence in the second quarter of gains realised in the first quarter from income from private equity business and a lower result from the revaluation and sale of securities.

## III. MAJOR POST REPORTING DATE EVENTS

### Market entry – Ukraine

As reported on 28 July 2006, Erste Bank acquired a controlling interest in Bank Prestige. Details on the transaction were published in a separate press release, which is available for download at (www.erstebank.com).

### Employee share ownership plan – capital increase of 0.9 million shares

Since its initial public offering in 1997, Erste Bank has continually expanded its employee share ownership plan (ESOP). Thus, since 2002, employee shares have regularly been offered for subscription under capital increases approved by the respective Annual General Meeting.

Under the ESOP 2006, between 8 May and 19 May 2006, the employees of the Erste Bank acquired a total of 479,524 shares. The price per share amounted to EUR 39.00, and was computed by applying a 20% discount to the average share price in the month of April. In a particularly welcome trend, subscriptions by staff of the subsidiaries in Central and Eastern Europe almost doubled from last year, to approximately 205,000 shares.

Also, under the management share option plan (MSOP) launched in 2002, a total of 348,236 shares were subscribed for in April 2006 by the management of the Erste Bank at an exercise price of EUR 16.50 per share (taking into account the 1-for-4 stock split in 2004). Additionally, under the MSOP launched in 2005, a further 85,855 shares were subscribed for between 2 May and 12 May at an exercise price of EUR 43.00 per share.

The shares under both management stock option plans are subject to a holding period of one year.



"We are pleased that our group's staff, especially in Central and Eastern Europe, are using the employee share ownership plans to take such a large stake in the bank and its success. Going forward, we remain committed to our goal of steadily increasing the number of employees who are Erste Bank shareholders," affirmed Andreas Treichl, Chief Executive Officer of Erste Bank. Employees and management now own almost 2% of the shares of Erste Bank.

A total of 913,615 new shares were issued in a capital increase from contingent capital. This raised the number of Erste Bank shares in issue from 308,032,560 to 308,946,175 in the second quarter. The new, no-par-value shares will be listed in Vienna from 31 July 2006, while they will be listed in Prague within the next few days.

**New shareholder structure in Serbia and Croatia**

With effect from 31 July 2006 the ownership structure of Erste Bank Serbia and Erste Bank Croatia is changing. Steiermärkische Sparkasse, as Erste Bank's partner for Southeastern Europe, is acquiring 26% of the shares of Erste Bank Serbia. In exchange, Erste Bank receives 3% of the shares of Erste Bank Croatia. The new ownership structure in Serbia is: Erste Bank 73.99%, Steiermärkische Sparkasse 26.00%, free float 0.01%. In Croatia, the new shareholder structure is: Erste Bank 54.43%, Steiermärkische Sparkasse 40.98%, free float 4.59%.

**Pooling of purchasing activities**

Erste Bank as part of its group projects, will combine all purchasing activities of the group, as well as the group's facility management, and conduct these activities via a dedicated company Procurement Services GmbH, also known as "s Proserv". The intention is to reap synergies within the Group and implement quality improvements.

35 units of Erste Bank will transfer their procurement and facility management functions to this company, which will be responsible for the entire group's strategic procurement and the associated back office functions (such as purchase order management and accounts payable) as well as facility management.

s Proserv will be 99.8% owned by Erste Bank and 0.2% owned by IT Holding (a company representing the service interests of the savings banks, particularly in IT and procurement) and will employ more than 300 people. In the national markets of Erste Bank, s Proserv will be represented by wholly-owned subsidiaries. Romania's Banca Comerciala Romana, after the closing of the acquisition, will also outsource its corresponding activities to this company. s Proserv began operating in Austria on 1 July 2006 and will commence operations in Central and Eastern Europe at the start of January 2007.

This amalgamation of activities is set to generate savings equivalent to 10% of the volume of directly controllable purchasing. As already announced, this will translate into annual, P&L effective savings of EUR 55 million in 2008. Furthermore, this initiative is expected generate additional savings potential beyond 2008.

As part of the bundling of the group's procurement actitvities, Erste Bank entered into a contract with management, technology and outsourcing service provider Accenture covering the oursourcing of procurement-related business processes. Hence, Erste Bank will outsource all purchasing activities for non-strategic goods and services, ranging from order management to acconts payable administration.



## IV. BALANCE SHEET DEVELOPMENT

| in EUR million | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| Loans and advances to credit institutions | 19,890 | 16,858 | 18.0 |
| Loans and advances to customers | 84,474 | 80,419 | 5.0 |
| Risk provisions for loans and advances | -2,773 | -2,817 | -1.6 |
| Securities and other financial investments | 48,950 | 47,681 | 2.7 |
| Other assets | 9,688 | 10,519 | -7.9 |
| **Total assets** | **160,229** | **152,660** | **5.0** |

| in EUR million | 30/6/06 | 31/12/05 | %-Change |
|---|---|---|---|
| Amounts owed to credit institutions | 35,897 | 33,911 | 5.9 |
| Amounts owed to customers | 77,836 | 72,793 | 6.9 |
| Debts evidenced by certificates, including subordinated capital | 23,277 | 25,581 | -9.0 |
| Other liabilities | 14,182 | 13,914 | 1.9 |
| Total equity | 9,037 | 6,461 | 39.9 |
| Shareholders' equity | 6,865 | 4,129 | 66.3 |
| Minority interests | 2,172 | 2,332 | -6.9 |
| **Total liabilities** | **160,229** | **152,660** | **5.0** |

In the first half of 2006, total assets of the Erste Bank increased by 5.0% from EUR 152.7 billion to EUR 160.2 billion.

Loans and advances to customers also rose by 5.0%, from EUR 80.4 billion to EUR 84.5 billion, thanks in large part to the high growth in retail lending in Central and Eastern Europe. The loan portfolio of the central and east European subsidiaries grew by 11.2% to EUR 20.1 billion. Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) expanded by 5.6% in the first half of 2006, to EUR 79.2 billion.

Risk provisions for loans and advances remained almost unchanged at EUR 2.8 billion.

Compared to the end of 2005, total investments in securities and other financial assets were almost unchanged. The total of trading assets, assets at fair value through profit and loss and available-for-sale assets, and financial investments rose from EUR 47.7 billion to EUR 49.0 billion. The largest increase occurred in longer-term investments in bonds. At 30 June 2006, assets at fair value through profit and loss and available-for-sale contained a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 13.7 billion.

On the liabilities side, total amounts owed to customers increased by 6.9% from EUR 72.8 billion to EUR 77.8 billion, with the expansion in savings deposits (by 6.4% to EUR 41.3 billion) resulting mainly from a reclassification of certain deposit products previously reported under other customer deposits.



The retail deposit business grew strongly in Austria and Central and Eastern Europe. Deposits in subsidiaries reached EUR 29.5 billion, a rise of 11.3%.

Erste Bank's own issues of debt instruments (the total of debts evidenced by certificates and subordinated capital) reduced by 9.0% from EUR 25.6 billion to EUR 23.3 billion.
In the first half of 2006, debts evidenced by certificates decreased by 10.8% to EUR 19.0 billion, due mainly to the redemption of short-term certificates of deposit and commercial paper at Erste Bank.

Following the capital increase by Erste Bank in January 2006, total capital rose by 39.9% as at 30 June 2006. Specifically, shareholders' equity increased by 66.6% to EUR 6.9 billion, while minority interests contracted by 6.9% to EUR 2.2 billion. Because of the rise in interest rates, the revaluation reserve for the available-for-sale portfolio had a negative effect both on shareholders' equity (although outweighed by the effect of the capital increase) and on minority interests.

The total eligible qualifying capital of Erste Bank at 30 June 2006 as defined by the Austrian Banking Act was approximately EUR 11.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio based on the legal minimum requirement at the same date (EUR 6.8 billion) was 164% (2005 year-end: 135%).

Tier 1 (core) capital at 30 June 2006 was approximately EUR 7.8 billion (31 December 2005 year-end: EUR 5.1 billion) and the Tier 1 capital ratio was 9.8% (2005 year-end: 6.8%).

The solvency ratio at 30 June 2006 under the Austrian Banking Act was 13.5%, significantly higher than the legally required minimum of 8.0%.

Following the acquisition of BCR, which is expected tto close in September of 2006, these rates will decline.

## V. SEGMENT REPORTING[4]

### Austria

The highly positive trend in the Austria segment in the second quarter followed on from the good earnings result in the first quarter. The segment's net profit after taxes and minority interests rose by EUR 50.7 million (41.3%) compared to the first half of 2005, from EUR 122.7 million to EUR 173.4 million. This result was driven by continued strong fee and commission business (up EUR 61.4 million or 15.5%) and significant growth – especially in the first quarter of this year – in the net trading result (Trading & Investment Banking segment), which rose by 37.4% from EUR 57.4 million to EUR 78.9 million. While operating income was lifted by 4.1% from the year-ago figure, the 2.1% (or EUR 17.2 million) rise in general administrative expenses was modest.

The operating result in the first half of 2006 rose by EUR 34.1 million or 7.9% to EUR 467.2 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (first half of 2006: 64.0%, first half of 2005: 65.3%). The decline in insurance income from EUR 23.1 million to EUR 10.5 million resulted from an exceptionally high base of prior-year revaluation gains from the investment portfolio in the insurance business. Higher unrealised appreciation of securities not held for trading and gains from the sale of equity interests led to an increase in other operating

[4] The published results of the individual group entities cannot be compared directly to the results in the segmental analysis. For instance, proportional funding costs are allocated to the subsidiaries in Central and Eastern Europe in the segment data.

result from EUR 0.5 million to EUR 27.1 million. Return on equity rose from 12.7% to 16.8%, exceeding the target return of 15%.

**Savings Banks**

Compared to the first half of 2005, net profit after taxes and minority interests grew by EUR 0.7 million to EUR 4.7 million. Net commission income (particularly in securities business) increased significantly from the first half of 2005, by 11.9% (up EUR 20.0 million). This, in combination with a moderate rise in general administrative expenses (up EUR 3.2 million or 0.8%), improved the operating result by 4.0% relative to the prior-year period, from EUR 171.9 million to EUR 178.8 million. An increase in other operating result from a negative balance of EUR 4.4 million to a positive EUR 10.3 million was attributable mainly to higher realisation gains on securities not held for trading. The cost/income ratio improved from 70.6% to 69.9% and return on equity rose to 3.0%.

**Retail & Mortgage**

The retail business continued to perform well, with net profit after taxes and minority interests advancing by a further EUR 6.1 million (12.8%) from EUR 47.4 million to EUR 53.5 million. This was due mainly to growth in net commission income (up EUR 20.5 million or 13.2%), specifically sales commissions at the branches from equity issues and the generally strong securities business. Increased lending volumes meant that net interest income was maintained at the year-earlier level despite strong competitive pressures on deposit margins. Another gratifying development was the noticeable acceleration in deposit growth (8.8%), compared to the previous years; deposits reached EUR 10.2 billion at the end of the reporting period. A decrease in insurance profits from EUR 23.1 million to EUR 10.5 million (down 54.4%) is explained by the high gains from the investment portfolio in the second quarter of 2005, which were not repeated this year because of less favourable market conditions.

The decrease in other operating result was caused by a change in the scope of consolidation as well as by the recognition of impairments in the portfolio of assets grouped under "Fair value through profit and loss and available-for-sale". General administrative expenses, up marginally by 1.0% from EUR 314.6 million to EUR 317.7 million, reflected the progressive business expansion at subsidiaries (for example, in asset management) in the Erste Bank's extended home market. The operating result in the Retail & Mortgage segment rose from EUR 125.2 million to EUR 130.3 million (up 4.1%). The cost/income ratio was improved from the year-earlier level of 71.5% to 70.9%; return on equity was 11.2%.

**Large Corporates**

In the Large Corporates segment, net profit after taxes and minority interests grew by 88.4% to EUR 45.5 million from EUR 24.2 million in the first half of 2005. This reflects the successful implementation of the "Group Large Corporates" strategy and the group-wide bundling of customer service. In operating terms, improvement was fuelled largely by net commission income (up EUR 9.8 million or 27.8% from EUR 35.4 million to 45.2 million) and by other operating result, up EUR 13.7 million from EUR 0.9 million to EUR 14.6 million. The substantial increase in net commission income was underpinned by a very strong result at leasing subsidiary Immorent as well as income from capital market transactions and the project business. The significant rise in other operating result stemmed both from valuation gains on securitised financings and from one-off proceeds from the sale, in the first quarter of 2006, of a private equity investment, assigned to the Large Corporates segment. The cost/income ratio was 39.6% and return on equity rose markedly from 9.7% to 16.6%.

**Trading & Investment Banking**

Net profit after taxes and minority interests was up 38.1% from the year-earlier period, rising from EUR 50.4 million to EUR 69.6 million. While the general trend in market interest rates and the flat yield curve drove down net interest income from EUR 33.2 million to EUR 27.8 million, the result from fee and commission business was very strong: net commission income grew from EUR 37.8 million to


ERSTE
BANK

EUR 49.0 million, thanks predominantly to the securities business (especially in structured products) and income from capital market transactions. The vigorous increase in the net trading result from EUR 43.9 million to EUR 60.7 million was achieved primarily in equity trading. Costs resulting from the significantly higher transaction volume led to an increase of 13.7% in general administrative expenses compared to the first half of 2005; this was a larger increase than in the other sub-segments of the Austria business. On balance, the cost/income ratio improved from 39.4% to 37.5% and return on equity was enhanced from 36.2% to 57.2%.

### Central and Eastern Europe

#### Czech Republic

At Česká spořitelna, net profit after taxes and minority interests rose by 14.1% (EUR 19.7 million) compared to the prior-year level, from EUR 139.6 million to EUR 159.3 million. There was a pronounced improvement of just under 34% in operating result; although market interest rates remained below Euro reference rates, net interest income increased by 15% in the reporting period, from EUR 285.3 million to EUR 352.8 million, amid an expansion in the credit portfolio. Net commission income rose by 11.8% from EUR 144.7 million to EUR 161.8 million, mainly due to the performance in payments services and the securities business.

An increase in general administrative expenses from EUR 267.3 million to EUR 294.4 million (up 10.1% including currency effects, but only 4.0% on a constant-currency basis) was driven by higher depreciation and higher accrued expenses. Other operating result contracted from EUR 22.1 million to a negative EUR 12.3 million, due especially to lower gains from securities at fair value through profit and loss and available-for-sale. Based on an excellent showing on the income side, the operating result improved by 33.6% from EUR 188.0 million to EUR 251.2 million; this increase was enhanced by the favourable movement in the CZK/EUR exchange rate (up 5.6%). The cost/income ratio improved from 58.7% to 54.0% and return on equity was 40.0%.

#### Slovakia

Net profit of Slovenská sporiteľňa after taxes and minority interests saw an increase of EUR 43.4 million or 10.9% from the first half of 2005, to EUR 48.1 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by the stronger-than-expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs. Net commission income was unchanged from the previous year: the first-time accrual at end-2005 of up-front commission income means that an increase in net commission income is expected for the year as a whole.

General administrative expenses grew by EUR 5.1 million from EUR 83.9 million to a new total of EUR 89.1 million. This was explained largely by higher personnel costs, which were partly related to accrued expenses not recognised in the first half of the prior year. Contrary to earlier expectations, there were significant increases in operating result (13.6%) and net profit after taxes and minority interests (10.9%)-. However, a higher allocation of equity refelcting the strongly increased credit portfolio resulted in a decrease in return on equity from 52.4% to 42.5%; the cost/income ratio improved from 59.4% to 57.7%.

#### Hungary

The operating result of Erste Bank Hungary grew by EUR 7.8 million or 13.4% from EUR 58.0 million to EUR 67.8 million, despite the negative trend in the HUF/EUR exchange rate, which fell by 5.8%. Net interest income increased from the year-earlier level of EUR 97.6 million to EUR 109.8 million, a rise of EUR 12.2 million or 12.5%. The main contributing factor was the strongly growing loan book. The rise in risk provisions for loans and advances, from EUR 9.2 million to EUR 14.1 million, reflected primarily the absence of first-time-consolidation effects that had reduced this item in 2005.



Net commission income showed a significant increase in the second quarter, owing to the already mentioned non-recurring effects in the first quarter of this year. For the full year, a considerable gain of more than 15% compared to twelve months earlier remains likely. The significant rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network. The operating result was up by 13.4% from EUR 58.0 million to EUR 65.8 million and the cost/income ratio improved from 59.9% to 58.7%.

**Croatia**
The operating result of Erste Bank Croatia was almost unchanged on the year-earlier period, at EUR 32.6 million (up 0.5%). A direct year-on-year comparison of net interest income (down 5.9% to negative EUR 3.4 million) is complicated by the reclassification of valuation gains from bank book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign-currency funding in Croatia, which have raised the required minimum reserve for foreign-currency deposits from an average of 30% to 55%, detracted substantially from net interest income. The severe adverse impact of these factors on the net interest margin could not be recouped despite good rates of growth.

Net commission income, thanks especially to payments services and lending, grew by 30.4% from EUR 10.0 million to a new total of EUR 13.1 million. The growth in the net trading result derived mostly from the reclassification of derivatives that was referred to above. As a corollary to the expansion of the branch network and the associated hiring of new staff, general administrative expenses went up by EUR 7.1 million or 20.8% from EUR 34.3 million to EUR 41.5 million. Return on equity fell from 15.5% to 11.7% and the cost/income ratio deteriorated from 51.7% to 56.0%.

**Serbia**
Since August 2005, the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that will optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 11.3 million is associated with the restructuring and expansion strategy pursued in Serbia. For the financial year as a whole, a bottom-line deficit of between EUR 15 million and EUR 18 million is forecast in view of the significant deterioration in the regulatory environment for the Serbian banking sector and additional restructuring expenses. The return on equity target for 2008 (20% on a local basis) remains in place.

**International Business**

The good performance in International Business persisted in the first half of 2006. Net profit after taxes and minority interests improved by EUR 3.3 million or 7.0% from EUR 46.5 million to EUR 49.8 million. A decrease in net interest income – brought about largely by the current narrowing of credit spreads in the syndication business – was only partly offset by the reduced need for loan loss provisions. The growth in net profit represented several factors: an improvement in other operating result driven especially by partial on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved slightly from 19.7% to 19.5%; return on equity eased from 19.4% to 18.1%.

**Corporate Center**

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations; general administrative expenses were



especially affected by other administrative expenses for group projects begun in 2004 and costs of strategic group-wide activities. Net interest income increased mainly as a result of allocating the proceeds of the capital increase at the end of January 2006 to finance the acquisition of Banca Comerciala Romana to this segment. The reason for the improvement in other operating result was due to the in non-recurrance of prior-year revaluation losses on other equity interests.

**Quarterly foreign exchange summary**

| | End of period rates | | | Average rates (YTD) | | |
|---|---|---|---|---|---|---|
| Euro FX rates | H1 2006 | 2005 | %-Change | H1 2006 | H1 2005 | %-Change |
| CZK/EUR | 28.49 | 29.00 | 1.7% | 28.49 | 30.17 | 5.6% |
| SKK/EUR | 38.35 | 37.88 | (1.2%) | 37.64 | 38.62 | 2.5% |
| HUF/EUR | 283.35 | 252.87 | (12.1%) | 262.01 | 247.71 | (5.8%) |
| HRK/EUR | 7.24 | 7.37 | 1.7% | 7.31 | 7.44 | 1.8% |
| CSD/EUR | 85.30 | 85.12 | (0.2%) | 86.78 | 74.58 | (16.4%) |

Positive change = appreciation, negative change = depreciation

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail:
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail:
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail:

This release is also available on our website at in the news section.

## I. Income Statement (IFRS)

| in EUR m | 1/1 - 30/06/06 | 1/1 - 30/06/05 | +/-% |
|---|---|---|---|
| Net interest income | 1,481.8 | 1,369.5 | 8.2 |
| Risk provisions for loans and advances | (218.3) | (209.9) | 4.0 |
| Net commission income | 697.7 | 617.0 | 13.1 |
| Net trading result | 136.2 | 105.2 | 29.5 |
| General administrative expenses | (1,404.9) | (1,323.1) | 6.2 |
| Result from insurance business | 15.0 | 26.9 | (44.2) |
| Other operating result | (0.9) | (9.4) | 90.4 |
| **Pre-tax profit for the period** | **706.6** | **576.2** | **22.6** |
| Taxes on income | (159.0) | (139.5) | 14.0 |
| **Profit for the period** | **547.6** | **436.7** | **25.4** |
| Minority interests | (98.9) | (101.0) | (2.1) |
| **Net profit after minority interests** | **448.7** | **335.7** | **33.7** |

## II. Balance Sheet (IFRS)

in EUR m

| Assets | 30/06/06 | 31/12/05 | +/-% |
|---|---|---|---|
| Cash and balances with central banks | 2,658 | 2,728 | (2.6) |
| Loans and advances to credit institutions | 19,890 | 16,858 | 18.0 |
| Loans and advances to customers | 84,474 | 80,419 | 5.0 |
| Risk provisions for loans and advances | (2,773) | (2,817) | (1.6) |
| Trading assets | 5,410 | 5,426 | (0.3) |
| AfS & assets through profit and loss | 18,248 | 18,644 | (2.1) |
| Financial investments | 25,292 | 23,611 | 7.1 |
| Intangible assets | 1,900 | 1,911 | (0.6) |
| Tangible assets | 1,652 | 1,688 | (2.1) |
| Other assets | 3,478 | 4,192 | (17.0) |
| **Total assets** | **160,229** | **152,660** | **5.0** |

| Liabilities and shareholders' equity | 30/06/06 | 31/12/05 | +/-% |
|---|---|---|---|
| Amounts owed to credit institutions | 35,897 | 33,911 | 5.9 |
| Amounts owed to customers | 77,836 | 72,793 | 6.9 |
| Debts evidenced by certificates | 18,983 | 21,291 | (10.8) |
| Provisions | 8,830 | 8,635 | 2.3 |
| Other liabilities | 5,352 | 5,279 | 1.4 |
| Subordinated capital | 4,294 | 4,290 | 0.1 |
| Total equity | 9,037 | 6,461 | 39.9 |
| thereof shareholders' equity | 6,865 | 4,129 | 66.3 |
| thereof minority interests | 2,172 | 2,332 | (6.9) |
| **Total liabilities and shareholders' equity** | **160,229** | **152,660** | **5.0** |

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change

# III. Erste Bank Group – Divisional Reporting

| OVERVIEW | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Austria | | Central and Eastern Europe | | International Business | | Corporate Centre | |
| in EUR m | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 753.5 | 772.6 | 624.8 | 532.8 | 70.4 | 75.1 | 33.1 | (10.9) |
| Risk provisions for loan and adv. | (158.9) | (168.3) | (52.2) | (31.9) | (7.4) | (9.9) | 0.2 | 0.2 |
| Net commission income | 456.6 | 395.2 | 249.5 | 225.4 | 15.3 | 15.8 | (23.8) | (19.4) |
| Net trading result | 78.8 | 57.4 | 58.2 | 45.8 | 0.1 | (0.2) | (0.9) | 2.1 |
| General administrative expenses | (832.3) | (815.1) | (532.5) | (472.2) | (16.7) | (17.9) | (23.4) | (17.9) |
| Income from insurance business | 10.5 | 23.1 | 4.5 | 3.8 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other operating result | 27.1 | 0.5 | (23.6) | 7.4 | 6.7 | 2.3 | (11.1) | (19.6) |
| **Pre-tax profit for the period** | **335.5** | **265.3** | **328.7** | **311.1** | **68.4** | **65.2** | **(26.0)** | **(65.4)** |
| Taxes on income | (73.9) | (67.8) | (74.0) | (71.4) | (18.6) | (18.7) | 7.5 | 18.4 |
| Minority interests | (88.3) | (74.8) | (12.6) | (13.3) | 0.0 | 0.0 | 2.0 | (12.9) |
| **Net profit after minority interests** | **173.4** | **122.7** | **242.1** | **226.4** | **49.8** | **46.5** | **(16.5)** | **(59.9)** |
| | | | | | | | | |
| Average risk-weighted assets | 49,365.6 | 45,668.8 | 20,653.8 | 15,120.9 | 7,524.7 | 6,308.4 | 357.0 | 321.9 |
| Average attributed equity | 2,062.5 | 1,938.4 | 1,510.5 | 1,149.6 | 550.3 | 479.6 | 2,349.4 | 24.5 |
| **Cost/Income ratio** | **64.0%** | **65.3%** | **56.8%** | **58.5%** | **19.5%** | **19.7%** | **n.a.** | **n.a.** |
| **ROE based on net profit** | **16.8%** | **12.7%** | **32.1%** | **39.4%** | **18.1%** | **19.4%** | **n.a.** | **n.a.** |
| | | | | | | | | |
| Thereof funding costs | (28.1) | (32.4) | (28.5) | (32.2) | 0.0 | 0.0 | (8.2) | (10.4) |

| TOTAL | | |
|---|---|---|
| | **Erste Bank Group** | |
| *in EUR m* | *H1 2006* | *H1 2005* |
| Net interest income | 1,481.8 | 1,369.5 |
| Risk provisions for loan and advances | (218.3) | (209.9) |
| Net commission income | 697.7 | 617.0 |
| Net trading result | 136.2 | 105.2 |
| General administrative expenses | (1,404.9) | (1,323.1) |
| Income from insurance business | 15.0 | 26.9 |
| Other operating result | (0.9) | (9.4) |
| **Pre-tax profit for the period** | **706.6** | **576.2** |
| Taxes on income | (159.0) | (139.5) |
| Minority interests | (98.9) | (101.0) |
| **Net profit after minority interests** | **448.7** | **335.7** |
| | | |
| Average risk-weighted assets | 77,901.1 | 67,420.0 |
| Average attributed equity | 6,472.7 | 3,592.0 |
| **Cost/Income ratio** | **60.3%** | **62.5%** |
| **ROE based on net profit** | **13.9%** | **18.7%** |
| | | |
| Thereof funding costs | (64.8) | (75.0) |

# IV. Erste Bank Group - Divisional Reporting (Details)

| AUSTRIA | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Savings Banks | | Retail and Mortgage | | Large Corporates | | Trading and Investment Banking | |
| in EUR m | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 395.8 | 409.1 | 257.3 | 257.3 | 72.6 | 73.0 | 27.8 | 33.2 |
| Risk provisions for loan and adv. | (87.2) | (86.8) | (48.9) | (52.6) | (22.6) | (28.9) | 0.0 | 0.0 |
| Net commission income | 187.5 | 167.6 | 174.9 | 154.5 | 45.2 | 35.4 | 49.0 | 37.8 |
| Net trading result | 11.2 | 7.8 | 5.3 | 5.0 | 1.7 | 0.7 | 60.7 | 43.9 |
| General administrative expenses | (415.8) | (412.6) | (317.7) | (314.6) | (47.4) | (42.6) | (51.5) | (45.3) |
| Income from insurance business | 0.0 | 0.0 | 10.5 | 23.1 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other operating result | 10.3 | (4.4) | (1.5) | 5.3 | 14.6 | 0.9 | 3.7 | (1.4) |
| **Pre-tax profit for the period** | **101.9** | **80.6** | **79.9** | **77.9** | **64.1** | **38.5** | **89.6** | **68.3** |
| Taxes on income | (22.4) | (21.6) | (17.4) | (18.8) | (14.1) | (9.4) | (20.0) | (17.9) |
| Minority interests | (74.7) | (58.3) | (9.1) | (11.7) | (4.5) | (4.9) | 0.0 | 0.0 |
| **Net profit after minority interests** | **4.7** | **0.7** | **53.5** | **47.4** | **45.5** | **24.2** | **69.6** | **50.4** |
| | | | | | | | | |
| Average risk-weighted assets | 25,498 | 23,453.7 | 13,013.1 | 12,023.1 | 7,522.2 | 6,530.0 | 3,332.2 | 3,662.0 |
| Average attributed equity | 317.9 | 249.5 | 951.7 | 914.1 | 550.1 | 498.4 | 243.7 | 278.4 |
| ***Cost/Income ratio*** | **69.9%** | **70.6%** | **70.9%** | **71.5%** | **39.6%** | **39.0%** | **37.5%** | **39.4%** |
| **ROE based on net profit** | **3.0%** | **0.6%** | **11.2%** | **10.4%** | **16.6%** | **9.7%** | **57.2%** | **36.2%** |
| | | | | | | | | |
| Thereof funding costs | (6.7) | (7.5) | (14.1) | (16.4) | (7.1) | (7.8) | (0.1) | (0.8) |

| CENTRAL AND EASTERN EUROPE | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Czech Republic | | Slovakia | | Hungary | | Croatia | | Serbia | |
| in EUR m | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 | H1 2006 | H1 2005 |
| Net interest income | 352.8 | 285.3 | 107.0 | 92.8 | 109.8 | 97.6 | 53.7 | 57.1 | 1.5 | - |
| Risk provisions for loan and adv. | (22.1) | (13.4) | (7.6) | (5.1) | (14.1) | (9.2) | (7.3) | (4.3) | (1.1) | - |
| Net commission income | 161.8 | 144.7 | 40.4 | 41.1 | 31.9 | 29.7 | 13.1 | 10.0 | 2.3 | - |
| Net trading result | 26.5 | 21.6 | 6.9 | 7.5 | 17.5 | 17.4 | 7.3 | (0.6) | (0.0) | - |
| General administrative expenses | (294.4) | (267.3) | (89.1) | (83.9) | (93.4) | (86.7) | (41.5) | (34.3) | (14.2) | - |
| Income from insurance business | 4.5 | 3.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | - |
| Other operating result | (12.3) | 22.1 | (1.4) | (2.5) | (9.1) | (10.3) | (0.6) | (1.9) | (0.3) | - |
| **Pre-tax profit for the period** | [illegible] | [illegible] | [illegible] | [illegible] | 42.6 | 38.5 | 24.6 | 25.9 | (11.8) | - |
| Taxes on income | (52.3) | (52.6) | (8.4) | (6.5) | (8.9) | (7.4) | (4.8) | (4.9) | 0.4 | - |
| Minority interests | (5.3) | (4.6) | 0.2 | 0.0 | (0.1) | (0.1) | (7.5) | (8.6) | 0.2 | - |
| **Net profit after minority interests** | **159.3** | **139.6** | **48.1** | **43.4** | **33.6** | **31.1** | **12.4** | **12.3** | **11.3** | - |
| | | | | | | | | | | |
| Average risk-weighted assets | 10,896.7 | 8,653.0 | 3,096.3 | 2,181.2 | 3,630.9 | 2,190.7 | 2,898.7 | 2,095.9 | 131.2 | - |
| Average attributed equity | 796.9 | 657.9 | 226.4 | 165.8 | 265.5 | 166.6 | 212.0 | 159.3 | 9.6 | - |
| ***Cost/Income ratio*** | **54.0%** | **58.7%** | **57.7%** | **59.4%** | **58.7%** | **59.9%** | **56.0%** | **51.7%** | n.a. | - |
| **ROE based on net profit** | **40.0%** | **42.4%** | **42.5%** | **52.4%** | **25.3%** | **37.4%** | **11.7%** | **15.5%** | n.a. | - |
| | | | | | | | | | | |
| Thereof funding costs | (8.8) | (11.5) | (6.6) | (8.2) | (9.4) | (10.2) | (2.0) | (2.3) | (1.7) | - |